Exhibit 99.1

Dominion Diamond’s Fiscal 2018 Second Quarter Results to be Released Wednesday, September 6, 2017

CALGARY, Alberta--(BUSINESS WIRE)--August 9, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) will release its fiscal 2018 second quarter results for the period ended July 31, 2017, after market hours on Wednesday, September 6, 2017. The Company will not be hosting a conference call for investors and analysts.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca.

CONTACT:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca